SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

CIK # 782879

As at October 31, 2005

CONTINENTAL MINERALS CORPORATION
800 West Pender Street, Suite 1020
Vancouver, British Columbia
Canada V6C 2V6

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X.... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No .....

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By: /s/ Jeffrey R. Mason
Director and Chief Financial Officer

Date: October 31, 2005

* Print the name and title of the signing officer under his signature
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Continental Minerals Corporation 1020 - 800 West Pender Street Vancouver, BC Canada V6C 2V6 Tel 604 684∙6365 Fax 604 684∙8092 Toll Free 1 800 667∙2114 www.continentalminerals.com

China NetTV Holdings Inc. World Trade Centre Suite 536-999 Canada Place Vancouver, BC V6C 3E2 Tel 604 641∙1366 Fax 604 641∙1377 www.ctvh-holdings.com

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MULTI-RIG DRILLING CONTINUES TO EXPAND
XIETONGMEN COPPER-GOLD DISCOVERY

October 31, 2005, Vancouver, BC - Ronald W. Thiessen, President and CEO of Continental Minerals Corporation (TSX.V-KMK; OTC.BB-KMKCF), and Anthony Garson, President and CEO of China NetTV Holdings Inc. (OTC.BB-CTVH), announce the results from six additional core holes completed at the Xietongmen project, located 240 kilometres southwest of Lhasa in Tibet, People's Republic of China. Drilling, with six rigs in operation, is ongoing and continues to intersect long intervals of high-grade copper and gold mineralization. Assay results consistently show the strong continuity of the mineralization. The area drilled on 50 metre centres now measures approximately 700 metres northwest-southeast by 350 metres northeast-southwest. The deposit remains open to expansion in all lateral directions.

New results from drill holes numbered 5017 and 5032 through 5036 are reported below and a table of all drill hole assay results to date is attached. A Property Location Map, a Drill Hole Plan and Cross Sections are posted on the partner's websites at www.continentalminerals.com & www.ctvh-holdings.com. Drilling of holes 5051 through 5056 is currently underway at the site. Sampling or assaying of holes 5023, 5027 to 5031 and 5037 to 5050 is in progress.

  XIETONGMEN PROJECT NEW ASSAY RESULTS

Drill Hole		From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Cu1%	Au1 g/t	CuEQ[2] %	AuEQ[2] g/t
5017		28.6	284.1	255.5	838	0.69	0.99	1.27	2.18
5017	Incl.	28.6	79.0	50.4	165	1.07	0.97	1.63	2.80
5017	and	28.6	49.0	20.4	67	1.61	1.03	2.21	3.79
5017	Incl.	172.0	284.1	112.1	368	0.70	1.23	1.42	2.43
5032		31.0	296.0	265.0	869	0.45	0.73	0.87	1.49
5032	Incl.	128.0	296.0	168.0	551	0.52	0.91	1.05	1.79
5032	and	128.0	190.0	62.0	203	0.66	1.04	1.27	2.17
5033		128.0	349.5	221.5	727	0.59	1.13	1.25	2.14
5033	Incl.	168.0	312.0	144.0	472	0.65	1.30	1.41	2.42
5034		20.8	224.0	203.2	667	0.69	0.77	1.14	1.96
5034	Incl.	20.8	41.0	20.2	66	1.08	0.65	1.46	2.50
5034	Incl.	152.0	218.0	66.0	217	0.74	1.29	1.49	2.55
5035		83.0	303.0	220.0	722	0.50	0.90	1.03	1.77
5035	Incl.	155.0	199.0	44.0	144	0.67	1.40	1.49	2.55
5035	Incl.	251.0	293.0	42.0	138	0.68	0.92	1.22	2.09
5036		20.1	208.3	188.2	617	0.56	0.99	1.14	1.95
5036	Incl.	103.0	197.5	94.5	310	0.65	1.28	1.40	2.40

1 Copper capped at 5%, gold capped at 10 g/t for all calculations.
2 Copper and gold equivalent calculations use metal prices of US$1.00/lb for copper and US$400/oz for gold.
Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend upon the completion of definitive metallurgical testing.
CuEQ = Cu % + (Au g/t x 12.86/22.046)
AuEQ = (Cu % x 22.046/12.86) + Au g/t

Plans are to continue drilling to mid December. Also, property wide surface exploration and mapping is now underway to assess the full potential of the Xietongmen mineral property. In all, Continental expects to complete expenditures on the Xietongmen property of approximately US$5 million for 2005. Plans, budgets and schedules are now being worked up for aggressive programs and studies, including substantial drilling, for 2006. It is expected that the multi-rig delineation drilling program will continue after a break period for Christmas and Chinese New Year.

Mark Rebagliati, P.Eng., a Qualified Person as defined under National Instrument 43-101, is supervising the drilling program and quality assurance and quality control ("QAQC") programs on behalf of Continental Minerals Corporation. The program includes rigorous QAQC procedures. Acme Analytical Laboratories of Vancouver, BC, an ISO 9001:2000 accredited laboratory, performs the sample preparation and assaying for the project. Gold analysis is by 30 g Fire Assay fusion with an Inductively Coupled Plasma-Emission Spectroscopy (ICP-ES) finish. Copper assays are done by four acid digestion with an ICP-ES finish. Continental includes standards, blanks and duplicates in addition to the laboratory's internal quality control work.

For further information:
Continental Minerals Corporation Tel: 604 684∙6365 Toll Free 1 800 667∙2114 www.continentalminerals.com	China NetTV Holdings Inc. Tel: 604 641∙1366 www.ctvh-holdings.com

No regulatory authority has approved or disapproved the information contained in this news release.

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the companies expect are forward-looking statements. Although the companies believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, and continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements.

For more information on Continental Minerals Corporation, Investors should review the Company's annual Form 20-F filing with the United States Securities Commission and its home jurisdiction filings that are available at www.sedar.com.

For more information on China NetTV Holdings Inc., Investors should review the Company's annual Form with the United States Securities Commission at www.sec.gov.

XIETONGMEN ASSAY TABLE
OCTOBER 31, 2005

Drill Hole		From (metres)	To (metres)	Intercept (metres)	Intercept (feet)	Cu1%	Au1 g/t	CuEQ[2] %	AuEQ[2] g/t
5001		15.8	277.6	261.8	859	0.41	0.60	0.76	1.30
5001	Incl.	44.6	70.0	25.5	84	0.74	0.81	1.22	2.09
5002		8.6	259.9	251.3	824	0.55	0.82	1.02	1.75
5002	Incl.	44.5	77.2	32.7	107	0.96	0.77	1.41	2.42
5003		2.5	226.1	223.6	734	0.37	1.05	0.99	1.70
5003	Incl.	99.1	123.2	24.1	79	0.92	2.45	2.35	4.02
5004		46.5	294.0	247.5	812	0.57	0.67	0.96	1.65
5004	Incl.	46.5	188.0	141.5	464	0.70	0.77	1.15	1.97
5005		20.4	200.0	179.6	589	0.36	0.53	0.67	1.15
5005	Incl.	20.4	122.5	102.1	335	0.43	0.63	0.80	1.37
5006		18.7	242.7	224.0	735	0.49	0.76	0.94	1.61
5006	Incl.	18.7	121.6	102.9	338	0.71	0.99	1.28	2.20
5007		41.2	97.0	55.8	183	0.88	0.29	1.05	1.80
5007		151.0	195.0	44.0	144	0.22	0.70	0.63	1.08
5008		17.0	306.0	289.0	948	0.63	1.07	1.25	2.14
5008	Incl.	40.2	70.0	29.8	98	1.05	0.89	1.57	2.69
5008	Incl.	155.0	181.3	26.3	86	0.98	1.67	1.95	3.35
5009		82.0	137.5	55.5	182	0.42	0.47	0.69	1.19
5010		36.7	122.0	85.3	280	0.63	0.50	0.91	1.57
5010	Incl.	41.0	88.2	47.2	155	0.81	0.55	1.13	1.93
5010	and	41.0	63.0	22.0	72	1.08	0.69	1.48	2.54
5011		45.3	301.9	256.6	842	0.66	0.89	1.18	2.03
5011	Incl.	45.3	184.0	138.7	455	0.80	0.94	1.35	2.31
5011	Incl.	254.0	300.0	46.0	151	0.70	1.04	1.30	2.23
5012		24.0	332.5	308.5	1012	0.87	1.26	1.61	2.76
5012	Incl.	24.0	106.0	82.0	269	1.36	0.83	1.84	3.16
5012	and	24.0	61.0	37.0	121	2.15	0.62	2.52	4.31
5012	Incl.	119.1	332.5	213.4	700	0.72	1.46	1.57	2.69
5013		42.0	349.4	307.4	1009	0.64	0.76	1.09	1.87
5013	Incl.	66.0	176.0	110.0	361	0.83	0.89	1.35	2.32
5014		76.0	304.0	228.0	748	0.51	0.84	1.00	1.71
5014	Incl.	76.0	112.0	36.0	118	0.74	0.91	1.27	2.17
5014	Incl.	171.0	211.0	40.0	131	0.59	0.94	1.14	1.95
5015		48.3	363.9	315.6	1035	0.61	1.11	1.26	2.16
5015	Incl.	182.0	232.0	50.0	164	0.79	1.49	1.65	2.84
5015	Incl.	253.3	344.0	90.7	298	0.62	1.53	1.51	2.59
5016		87.0	339.0	252.0	827	0.55	0.79	1.01	1.73
5017		28.6	284.1	255.5	838	0.69	0.99	1.27	2.18
5017	Incl.	28.6	79.0	50.4	165	1.07	0.97	1.63	2.80
5017	and	28.6	49.0	20.4	67	1.61	1.03	2.21	3.79
5017	Incl.	172.0	284.1	112.1	368	0.70	1.23	1.42	2.43
5018		12.0	208.0	196.0	643	0.59	0.81	1.06	1.82
5018	Incl.	22.0	167.0	145.0	476	0.63	0.84	1.12	1.91
5019		38.0	46.0	8.0	26	0.72	0.08	0.76	1.31
5019		66.0	365.0	299.0	981	0.56	0.80	1.02	1.75
5019	Incl.	92.1	201.0	108.9	357	0.71	0.94	1.26	2.16
5019	Incl.	315.9	362.6	46.7	153	0.61	1.08	1.24	2.13
5020		80.0	288.0	208.0	682	0.54	0.69	0.94	1.61
5020	Incl.	106.0	142.0	36.0	118	0.78	0.78	1.24	2.12
5020	Incl.	187.0	288.0	101.0	331	0.53	0.85	1.02	1.75
5021	Incl.	53.0	297.0	244.0	801	0.62	1.11	1.27	2.17
5021	Incl.	119.0	297.0	178.0	584	0.68	1.36	1.47	2.52
5021		187.0	374.0	187.0	614	0.53	1.22	1.24	2.12
5021	Incl.	306.1	315.0	8.9	29	0.73	1.34	1.51	2.58
5022		16.0	211.0	195.0	640	0.60	0.84	1.09	1.86
5022	Incl.	119.0	187.0	68.0	223	0.78	1.03	1.38	2.36
5023	Results Pending
5024		113.0	370.6	257.6	845	0.60	0.94	1.15	1.96
5024	Incl.	154.3	306.0	151.7	498	0.80	1.25	1.53	2.62
5025		100.0	316.0	216.0	709	0.56	0.95	1.11	1.91
5025	Incl.	158.0	316.0	158.0	518	0.57	1.10	1.21	2.07
5026		47.0	324.0	277.0	909	0.44	0.66	0.83	1.42
5026	Incl.	168.0	288.0	120.0	394	0.56	0.90	1.08	1.85
5026	Incl.	248.0	288.0	40.0	131	0.66	1.39	1.48	2.53
5027	Results Pending
5028	Results Pending
5029	Results Pending
5030	Results Pending
5031	Results Pending
5032		31.0	296.0	265.0	869	0.45	0.73	0.87	1.49
5032	Incl.	128.0	296.0	168.0	551	0.52	0.91	1.05	1.79
5032	and	128.0	190.0	62.0	203	0.66	1.04	1.27	2.17
5033		128.0	349.5	221.5	727	0.59	1.13	1.25	2.14
5033	Incl.	168.0	312.0	144.0	472	0.65	1.30	1.41	2.42
5034		20.8	224.0	203.2	667	0.69	0.77	1.14	1.96
5034	Incl.	20.8	41.0	20.2	66	1.08	0.65	1.46	2.50
5034	Incl.	152.0	218.0	66.0	217	0.74	1.29	1.49	2.55
5035		83.0	303.0	220.0	722	0.50	0.90	1.03	1.77
5035	Incl.	155.0	199.0	44.0	144	0.67	1.40	1.49	2.55
5035	Incl.	251.0	293.0	42.0	138	0.68	0.92	1.22	2.09
5036		20.1	208.3	188.2	617	0.56	0.99	1.14	1.95
5036	Incl.	103.0	197.5	94.5	310	0.65	1.28	1.40	2.40

1 Copper capped at 5%, gold capped at 10 g/tonne for all calculations
2 Copper and gold equivalent calculations use metal prices of US$1.00/lb for copper and US$400/oz for gold.
Adjustment factors to account for differences in relative metallurgical recoveries for gold and copper will depend upon the completion of definitive metallurgical testing.
CuEQ = Cu % + (Au g/t x 12.86/22.046)
AuEQ = (Cu % x 22.046/12.86) + Au g/t